# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cosmos Health Inc., CIK 0001474167
CUSIP: 221413206
Title of class of securities: Common Stock, Par Value $0.001 per share
Address of issuer's principal executive offices: 5 AGIOU GEORGIOU, PILEA, 5 AGIOU GEORGIOU, PILEA, THESSALONIKI, Greece (J3), 55438
Date of event which requires filing of this statement: 01/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001477932-22-005644
Filed by CIK 0001660125
Persons authorized to receive notices and communications: Elliot H. Lutzker, 605 Third Ave, 34th Floor, New York, New York (NY), 10158, 646-428-3210

## Reporting persons
- Siokas Grigorios (CIK 0001660125): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 4,203,689; shared voting power 0; sole dispositive power 4,203,689; shared dispositive power 0; aggregate amount beneficially owned 4,203,689 (17% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 per share
Name of issuer: Cosmos Health Inc.
Address of issuer's principal executive offices: 5 AGIOU GEORGIOU, PILEA, 5 AGIOU GEORGIOU, PILEA, THESSALONIKI, Greece (J3), 55438

## Item 2. Identity and Background
Name of person filing: Grigorios Siokas
Residence or business address: 5AG Georgiou Str., Pilea, Thessaloniki J3TK 57001
Present principal occupation or employment: CEO, Cosmos Health, Inc., 141 West Jackson Boulevard, Suite 4236, Chicago, IL 60604
Criminal convictions in the last five years: No criminal proceedings to be disclosed
Civil proceedings (securities laws) in the last five years: No civil proceedings to be disclosed
Citizenship: Greece

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds, none of which have been borrowed.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no plans or proposals which the reporting person has which may result in any of the matters listed.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4,203,689 (17%) shares based on 24,032,040 shares issued and outstanding on January 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole voting power and disposition power - 4,203,689 shares; includes 3,491,306 issued shares; 212,383 shares issuable upon exercise of Exchange Warrants issued on October 20, 2022, pursuant to a Warrant Exchange Agreement dated as of October 3, 2022; and 500,000 shares issuable upon exercise of Series B Common Warrants exercisable at $3.00 per share sold pursuant to Registration Statement No. 333-267917.
Transactions in the class effected during the past sixty days:
On December 20, 2024, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 257,334 shares of common stock at an Exchange Rate of $0.5829 per share, or an aggregate of approximately $150,000, the fair market value of the Common Shares, in exchange for $150,000 the Company owed Mr. Siokas.

On January 13, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 163,666 shares of common stock at an Exchange Rate of $0.611 per share, or an aggregate of approximately $100,000, the fair market value of the Common Shares, in exchange for $100,000 the Company owed Mr. Siokas.

On January 14, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 87,247 shares of Common Stock at an Exchange Rate of $0.6877 per share, or an aggregate of approximately $60,000, the fair market value of the Common Shares, in exchange for $60,000 the Company owed Mr. Siokas.

On January 15, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 62,500 shares of Common Stock at an Exchange Rate of $0.80 per share, or an aggregate of approximately $50,000, the fair market value of the Common Shares, in exchange for $50,000 the Company owed Mr. Siokas.

On January 16, 2025 Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 47,904 shares of common stock at an Exchange Rate of $0.835 per share, or an aggregate of approximately $40,000, the fair market value of the Common Shares, in exchange for $40,000 the Company owed Mr. Siokas.

On January 17, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 29,158 shares of Common Stock at an Exchange Rate of $0.8574 per share, or an aggregate of approximately $25,000, the fair market value of the Common Shares, in exchange for $25,000 the Company owed Mr. Siokas.

On January 22, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 38,900 shares of Common Stock at an Exchange Rate of $0.7712 per share, or an aggregate of approximately $30,000, the fair market value of the Common Shares, in exchange for $30,000 the Company owed Mr. Siokas.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Siokas Grigorios: /s/ Grigorios Siokas, Grigorios Siokas/Chief Executive Officer (01/29/2025)